July 28, 2005	Michele D. Vaillancourt (612) 604-6681 mvaillancourt@winthrop.com

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Securities and Exchange Commission

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Re:	Vital Images, Inc.
Post-Effective Amendment No. 2 on Form S-1 to the Form S-3 Filed June 17, 2005
File No. 333-114078

Form 10-K/A for the Fiscal Year Ended December 31, 2004
File No. 0-22229

Ladies and Gentlemen:

                On behalf of Vital Images, Inc. (“Vital Images” or “the company”), a Minnesota corporation, we are responding to Comment  7 presented in the letter from Ms. Barbara C. Jacobs dated July 17, 2005.  Our responses to the other Comments will follow after we obtain the information requested in Ms. Jacobs’ letter from the selling shareholders named in the above-described Post-Effective Amendment.

Form 10-K, as amended, for the Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures

Changes in internal control over financial reporting, page 4

Comment 7.                                                                                  You state “[e]xcept as otherwise discussed herein, there have been no changes in our internal control over financial reporting during our fourth fiscal quarter . . .”  However, Item 308(c) requires you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Revise to state clearly, if true, that there were changes in your internal

Securities and Exchange Commission
July 28, 2005

                                                                                                                                                control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  This comment also applies to your disclosure in the Form 10-Q for the quarter ended March 31, 2005.

Response 7.                                                                               Vital Images will amend its Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 to more clearly describe the changes in its internal control over financial reporting that occurred during its last fiscal quarter completed before each of such reports that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, in accordance with Item 9A of the Annual Report on Form 10-K and Item 308(c) of Regulation S-K.

As set forth in Ms. Jacobs’ July 17, 2005 letter, when Vital Images requests acceleration of the effective date of the above-referenced Post-Effective Amendment, it will acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6681.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Michele D. Vaillancourt

Michele D. Vaillancourt

cc:           Vital Images, Inc.

                PricewaterhouseCoopers, LLP